3/5/2002

03002895

SECU[...]MMISSION

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RECEIVED FEB 24 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13968

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Douglas G. Soderberg d/b/a Soderberg and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Broadway
(No. and Street)

Lynnfield	MA	01940
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas G. Soderberg 781-593-9393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernard L. Caniff, Jr., CPA
(Name – *if individual, state last, first, middle name*)

220 Broadway, Suite 105	Lynnfield	MA	01940
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas G. Soderberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Soderberg and Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sole Proprietor

Title

Notary Public 10/2/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOUGLAS G. SODERBERG
A/K/A
SODERBERG AND COMPANY
(A SOLE PROPRIETORSHIP)

REPORT ON EXAMINATION
OF FINANCIAL STATEMENTS
DECEMBER 31, 2002

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

DECEMBER 31, 2002

C O N T E N T S

FINANCIAL STATEMENTS

Accountants' Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Proprietor's Capital	4
Statement of Cash Flow	5
Notes to Financial Statements	6-7

ADDITIONAL INFORMATION

Computation of Net Capital	9-10

Caniff & Associates

220 Broadway, Suite 105 • Lynnfield, MA 01940
Telephone: 781-595-2322
Fax: 781-595-2422

Bernard L. Caniff, Jr., CPA/PFS, CVA
Anthony F. Lucia, Tax Manager
Telephone: 781-245-7848

Douglas G. Soderberg
A/K/A Soderberg and Company (a sole proprietorship)
Lynnfield, Massachusetts

I have examined the statement of financial condition of Douglas G. Soderberg, A/K/A Soderberg and Company (a sole proprietorship), as of December 31, 2002, and the related statement of income, changes in proprietor's capital, and statement of cash flow for the year then ended. My examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

My examination was limited to the assets and liabilities recorded on the books of the proprietorship. I did not examine any of the assets and liabilities of the proprietorship that are not recorded on the books of account of the proprietorship as of December 31, 2002.

In my opinion, subject to the effect on the financial statements of the matter referred to in the preceding paragraph, the aforementioned financial statements present fairly the financial position of Douglas G. Soderberg, A/K/A Soderberg and Company (a sole proprietorship), at December 31, 2002, and the results of its operations and changes in its financial position for the year then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedule on pages 9 and 10 and, in my opinion, it presents fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Bernard L. Caniff, Jr., CPA
Lynnfield, Massachusetts
January 21, 2003

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 42,962
Marketable securities	40,161
Total assets	$ 83,123

LIABILITIES AND PROPRIETOR'S CAPITAL

Subordinated liabilities	$ --
Proprietor's capital	83,123
Total liabilities and proprietor's capital	$ 83,123

The accompanying notes are an integral part
of the financial statements

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

INCOME	
Commissions earned	$ 22,385
Dividend income	437
Interest income	322
Unrealized gains on securities	1,347
Realized losses on securities	(7,791)
Total income	$ 16,700
EXPENSES	
Dues and licenses	1,155
Office expense	6
Accounting expense	1,600
Total expenses	2,761
NET INCOME	$ 13,939

The accompanying notes are an integral part
of the financial statements

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2002

Proprietor's capital, at beginning of year	$ 69,184
Net income	13,939
Additional capital contribution	--
Proprietor's capital, at end of year	$ 83,123

The accompanying notes are an integral part
of the financial statements

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME AND CASH PROVIDED BY OPERATIONS	$ 13,939
CASH FLOWS FROM INVESTING ACTIVITIES	
Marketable securities	6,007
NET CASH PROVIDED FROM INVESTMENT TRANSACTIONS	6,007
NET INCREASE IN CASH	19,946
CASH AT BEGINNING OF YEAR	23,016
CASH AT END OF YEAR	$ 42,962

The accompanying notes are an integral part of the financial statements

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

Organization and Nature of Business

The proprietorship is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASO).

Summary of Significant Accounting Policies

Marketable securities

Marketable securities are reflected in the financial statements at market value as of December 31, 2002.

Income Taxes

The Proprietorship is treated as an individual for tax purposes. As a result, the net income of the Proprietorship is reflected on the sole proprietor's individual income tax return and the sole proprietor is individually liable for his own tax payments.

Subordinated Liabilities

In the course of my examination of the financial statements, there was no evidence of any liabilities subordinated to the claims of general creditors for the year ended December 31, 2002.

Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Proprietorship is required to maintain a minimum net capital as defined under such provisions. At December 31, 2002 the Proprietorship had net capital and excess net capital of $77,099 and $72,099, respectively.

Related Party Transactions

The Proprietorship is a tenant at will and utilizes the facilities of a related party in conducting its business and maintaining its books and records. There is no rental fee for the use of these facilities for the year ended December 31, 2002.

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

Other Matters

The Proprietorship is exempt from "reserve requirements" pursuant to Rule 15c3-1, $2,500 capital category, of the Securities and Exchange Act of 1934.

The Proprietorship did not have control of customer securities as of the report date pursuant to the information for possession or control requirements of Rule 15c3-3 of the Securities and Exchange Act of 1934.

No material differences exist between the audited computation of net capital and the broker/dealer's corresponding unaudited report.

The Proprietorship was required to make the minimum contribution of $150 to the Securities Investors Protection Corporation.

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

ADDITIONAL INFORMATION

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2002

Total proprietor's capital from statement of financial condition		$ 83,123
Deduct proprietor's capital not allowable for net capital		--
Total proprietor's capital qualified for net capital		83,123
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		--
Other (deductions) or allowable credits		--
Total capital and allowable subordinated liabilities		$ 83,123
Deductions and/or charges:		
Total non-allowable assets from statement of financial conditions	$ --	
Additional charges for customers' and non-customers' security and commodity accounts	--	
Aged fail-to-deliver		
Secured demand note deficiency	--	
Commodity futures contracts and spot commodities-proprietary capital charges	--	
Other deductions and/or charges	--	
Deductions for accounts carried under Rule 15c3-1 (A)(6), (A)(7) and (c)(2)(X)	--	
Total deductions and/or charges		--
Net capital before haircuts on securities positions		$ 83,123

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2002

Net capital before haircuts on securities positions		$ 83,123
Haircuts on securities:		
Contractual securities commitments	$ --	
Subordinated securities borrowings	--	
Trading and investment securities		
Bankers acceptances, certificates of deposits and commercial paper	--	
U. S. and Canadian government obligations	--	
State and municipal government obligations	--	
Corporate obligations	--	
Stocks and warrants	--	
Options	--	
Other securities	6,024	
Undue concentrations	--	
Other	--	
Total haircuts on securities		6,024
Net capital		$ 77,099